UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 18, 2011

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

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Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

    Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

    Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

    Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 5.02 Departure of Directors and Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 18, 2011, Puget Energy, Inc. and Puget Sound Energy, Inc. (together, the "Company") appointed Daniel A. Doyle, age 53, as the Company's Senior Vice President and Chief Financial Officer effective November 28, 2011.

Mr. Doyle has been the President and a Board member of Wisconsin Sports Development Corporation of Madison, Wisconsin, a sports development organization, since 2010. From 2000 to 2009, Mr. Doyle was Vice President and Chief Financial Officer of American Transmission Company LLC of Waukesha, Wisconsin, a public utility that owns, operates, builds and maintains electric transmission systems.

From 1992 to 2000, Mr. Doyle held various executive-level positions, including Vice President and Chief Accounting and Financial Planning Officer, with Alliant Energy Corporation and its predecessor, Wisconsin Power and Light Company. Mr. Doyle currently serves on the Board of Directors of Met Investor Series Trust, an annuity mutual fund managed by MetLife Advisors, LLC, where he serves as chair of the audit committee. Mr. Doyle holds a B.A. degree in accounting from Michigan State University and an M.B.A. from Rensselaer Polytechnic Institute.

Mr. Doyle will be paid an annual base salary of $450,000 and, beginning for calendar year 2012, will be eligible to receive an annual cash performance bonus of up to 45% of his base salary. Mr. Doyle will participate in the Company's Long Term Incentive Plan, a cash-based plan based on achievement of performance goals over three-year performance cycles. Mr. Doyle's target plan award for the 2012-2014 performance cycle will be 95% of his base salary, and, beginning in 2012, he will be eligible to participate in the 2010-2012 and 2011-2013 performance cycles on a pro-rated basis. Mr. Doyle will receive a relocation bonus of $112,500 which must be paid back to the Company if he voluntarily terminates employment with the Company prior to 24 months of employment. Mr. Doyle also will be eligible to participate in other plans and programs available to other senior executive officers of the Company, subject to the terms and conditions of such plans and programs.

In addition, James W. Eldredge, the Company's Vice President Controller and Chief Accounting Officer, will retire from the Company in early January 2012. Mr. Eldredge, who joined the Company in 1973, has held numerous offices in addition to his current position, including for many years that of Corporate Secretary. Mr. Doyle will assume Mr. Eldredge's responsibilities as principal accounting officer of the Company upon his retirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Steve R. Secrist

Dated: November 18, 2011

Steve R. Secrist
Vice President, General Counsel and
Chief Ethics and Compliance Officer